SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 20, 2006

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press announcement dated November 20, 2006 containing the Company’s annual results for the year ended August 31, 2006.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Chief Financial Officer

Dated: November 20, 2006

KEY HIGHLIGHTS

•	Net loss narrowed to HK$92.2 million in FY06 from HK$213.3 million in FY05.

•	EBITDA improved to HK$245.2 million in FY06 from HK$58.6 million in FY05, with rising margin trend of 18.8% in 1H FY06 to 23.6% in 2H FY06.

•	Successfully shifted focus from subscriber to revenue market share resulted in Fixed Telecom Network Services turnover increasing by 22.6% to HK$741.3 million.

The Board of Directors of City Telecom (H.K.) Limited (the “Company” or “CTI”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 August 2006 together with the comparative figures for the previous year as follows:

Consolidated statement of operations

for the year ended 31 August 2006

	Note	2006 HK$’000	2005 HK$’000 (restated)
Turnover	2	1,159,579	1,137,356
Other revenues	2	24,843	19,615
Network costs and cost of inventories	3	(300,593)	(339,402)
Other operating expenses	4a	(894,677)	(983,149)

Operating loss		(10,848)	(165,580)
Finance costs	4b	(88,637)	(54,462)

Loss before taxation	4	(99,485)	(220,042)
Tax benefit	5	7,244	6,725

Loss attributable to shareholders		(92,241)	(213,317)

Dividends	6	–	–

Basic and diluted loss per share	7	HK15.0 cents	HK34.8 cents

Consolidated balance sheet as at 31 August 2006

	Note	2006 HK$’000	2005 HK$’000 (restated)
Non-current assets
Goodwill		1,066	1,066
Fixed assets		1,367,234	1,336,543
Other financial assets		40,274	41,441
Derivative financial instrument		1,845	—
Long term receivable and prepayment		12,532	13,099
Deferred expenditure		1,637	8,171

		1,424,588	1,400,320

Current assets
Accounts receivable	8	140,598	80,189
Other receivables, deposits and prepayments		77,583	78,758
Inventories		856	1,957
Deferred expenditure		10,808	12,960
Tax recoverable		347	535
Pledged bank deposits		87,022	90,447
Term bank deposits		237,496	92,850
Cash at bank and in hand		144,917	539,591

		699,627	897,287

Current liabilities
Accounts payable	9	86,385	90,762
Other payables and accrued charges		143,486	223,208
Deposits received		16,230	15,510
Deferred services revenue		33,743	36,744
Taxation payable		1,964	1,728
Obligation under finance leases		1,297	1,194

		283,105	369,146

Net current assets		416,522	528,141

Total assets less current liabilities		1,841,110	1,928,461

Non-current liabilities

Deferred tax liabilities		353	10,539
Long-term debt and other liabilities		949,103	947,289

		949,456	957,828

Net assets		891,654	970,633

Capital and reserves

Share capital	10	61,417	61,412
Reserves	10	830,237	909,221

Total equity attributable to equity shareholders of the company		891,654	970,633

Notes

1. Basis of preparation

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”) which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”).

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the financial instruments are stated at their fair value or amortised costs.

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs for the current and prior accounting periods is described below:

(a) Employee share option scheme (HKFRS 2, Share-based payment)

In prior years, no amounts were recognised when employees (which term included directors) were granted share options over shares in the Group. Upon the exercise of the options, the nominal amount of share capital and share premium were credited only to the extent of the option’s exercise price receivable.

With effect from 1 September 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as an expense in the statement of operations, or as an asset, if the cost qualifies for recognition as an asset under the Group’s accounting policies. A corresponding increase is recognised in capital reserve within equity. The fair value of the share options is measured at the date of grant.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period. Otherwise, the Group recognises the fair value in the period in which the options are granted.

Upon exercise of the options, the related capital reserve is transferred to share capital and share premium. If the options lapse, the related capital reserve is transferred to share premium.

This new accounting standard has been applied retrospectively with comparatives restated in accordance with HKFRS 2, except that the Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following options:

(i)	all options granted to employees on or before 7 November 2002; and

(ii)	all options granted to employees after 7 November 2002 but which had vested before 1 September 2005.

As a result of the adoption of the policy, other operating expenses for the year ended 31 August 2006 increased by HK$6,823,000 with the corresponding amount credited to capital reserve and HK$882,000 was transferred from capital reserve to share premium for vested share options that lapsed during the year.

The adoption of this accounting policy retrospectively resulted in (a) a decrease of HK$87,000 in the opening balance of the retained profits at 1 September 2004 and a corresponding increase in capital reserve; (b) an increase in other operating expenses of HK$6,965,000 for the year ended 31 August 2005 and a corresponding increase in capital reserve and; (c) a decrease of HK$7,052,000 of the opening balance of the retained profits at 1 September 2005 and a corresponding increase in capital reserve.

(b) Amortisation of positive and negative goodwill (HKFRS 3, Business combinations and HKAS 36, Impairment of assets)

In prior periods:

•	positive or negative goodwill which arose prior to 1 September 2001 was taken directly to reserves at the time it arose, and was not recognised in the statement of operations until disposal or impairment of the acquired business;

•	positive goodwill which arose on or after 1 September 2001 was amortised on a straight-line basis over its estimated useful life and was subject to impairment testing when there were indications of impairment; and

•	negative goodwill which arose on or after 1 September 2001 was amortised over the weighted average useful life of the depreciable/ amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the consolidated statement of operations as those expected losses were incurred.

With effect from 1 September 2005, in order to comply with HKFRS 3 and HKAS 36, the Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also with effect from 1 September 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill), (a) the acquirer shall reassess the identification and fair value measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the business combination and (b) recognise immediately in profit and loss any excess remaining after the reassessment.

The new policy in respect of the amortisation of positive goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3. As a result, comparative amounts have not been restated and, the cumulative amount of amortisation as at 1 September 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the consolidated statement of operations for the year ended 31 August 2006. As a result of the adoption of this accounting policy, loss for the year ended 31 August 2006 has decreased by HK$1,065,000.

Also in accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken directly to reserves (i.e. goodwill which arose before 1 September 2001) will not be recognised in the statement of operations on disposal or impairment of the acquired business, or under any other circumstances. The Group did not have any goodwill taken directly to reserves.

The change in policy relating to negative goodwill had no effect on the financial statements as no negative goodwill existed as at 31 August 2005.

(c) Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement)

With effect from 1 September 2005, in order to comply with HKAS 32 and HKAS 39, the Group has changed its accounting policies relating to financial instruments. Further details of the changes are as follows:

(i) Debt securities

The Group’s investments in money market funds (included in other financial assets) have been carried at fair value since inception. At each balance sheet date, the net unrealised gains or losses arising from the change in fair value of debt securities are recognised in statement of operations. Profits or losses on disposal of these investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the statement of operations.

With effect from 1 September 2005, and in accordance with HKAS 39, these investments are carried at fair value with changes in fair value recognised in statement of operations. No adjustment arose from the adoption of the new policies for these securities because they have been carried at fair value prior to the adoption.

(ii) Loans and receivable

The Group’s long-term bank deposit (included in other financial assets) has been carried at amortised cost since inception.

With effect from 1 September 2005, and in accordance with HKAS 39, loans and receivables that are non-derivative financial assets with fixed or determinable payments, and that are not quoted in an active market are included in current assets, except for maturities greater than 12 months after the balance sheet date. Financial assets classified under loans and receivables are carried at amortised cost. The Group’s long-term bank deposit is classified as loans and receivables and is included in other financial assets. No adjustment arose from the adoption of the new policies for the long-term bank deposit because it has been carried at amortised cost prior to the adoption.

(iii) Derivative financial instruments

Prior to 1 September 2005, derivative financial instruments entered into by the Group to hedge the interest rate risk of a recognised asset or liability or the foreign currency risk of a committed future transaction were recognised on an accrual basis with reference to the timing of recognition of the hedged transaction.

With effect from 1 September 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Group are stated at fair value. Changes in the fair value of derivatives held as hedging instruments in a cash flow hedge are recognised in equity to the extent that the hedge is effective and until the hedged transaction occurs. Any changes in the fair value of derivative financial instruments which do not qualify as cash flow hedges are recognised in profit or loss.

The retrospective adoption of this accounting policy resulted in recognition of derivative financial instruments as assets of HK$6,609,000 on 1 September 2005 and a corresponding increase in the opening balance of retained profits at 1 September 2005. In addition, the adoption resulted in an increase in loss from change in fair value of derivative financial instruments of HK$725,000 for the year ended 31 August 2006 and a corresponding reduction in derivative financial instruments at 31 August 2006.

(iv) Financial liabilities

Prior to 1 September 2005, the Group’s 10-year senior notes payable (included in long-term debt and other liabilities) was initially measured at fair value (which is equivalent to the issuance price) less the amount of incidental issuance costs. After initial recognition, the senior notes were stated at amortised cost.

With effect from 1 September 2005, and in accordance with HKAS 39, financial liabilities, other than those held for trading purposes, are measured initially at fair value with transaction costs included in the initial measurement. Subsequent to initial recognition, financial liabilities are measured at amortised cost except for those liabilities (a) measured at fair value through profit or loss and (b) that arise when a transfer of a financial asset does not qualify for derecognition and therefore is accounted for using the continuing involvement approach. No adjustment arose from the adoption of this new accounting policy for the 10-year senior notes because they have been carried at amortised cost prior to the adoption.

(d) Definition of related parties (HKAS 24, Related party disclosures)

As a result of the adoption of HKAS 24, Related party disclosures, the definition of related parties has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period, as compared to those that would have been reported had SSAP 20, Related party disclosures, still been in effect.

The Group has not early adopted the following new and revised HKFRSs, HKASs and Interpretations which are not yet effective for the accounting period ended 31 August 2006 and which have not been early adopted in these financial statements:

Effective for accounting periods beginning on or after
HK(IFRIC) 4	Determining whether an arrangement contains a lease	1 January 2006
Amendments to HKAS 39	Financial instruments:
Recognition and measurement:
	– Cash flow hedge accounting of forecast intragroup transactions	1 January 2006
	– The fair value option	1 January 2006
	– Financial guarantee contracts	1 January 2006
Amendments, as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005, to:
– HKAS 1	Presentation of financial statements	1 January 2006
– HKAS 27	Consolidated and separate financial statements	1 January 2006
– HKFRS 3	Business combinations	1 January 2006
HKFRS 7	Financial instruments: disclosures	1 January 2007
Amendments to HKAS 1	Presentation of financial statements: capital disclosures	1 January 2007

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on 1 December 2005 and would be first applicable to the Group’s financial statements for the period beginning 1 September 2006.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of these is unlikely to have a significant impact on the Group’s results of operations and financial position.

2. Turnover, revenues and segment information

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognised during the year are as follows:

	2006 HK$’000	2005 HK$’000
Turnover
International telecommunications services	418,276	532,595
Fixed telecommunications network services (note (c))	741,303	604,761

	1,159,579	1,137,356
Other revenues
Interest income	20,378	13,578
Other income	4,465	6,037

	24,843	19,615

Total revenues	1,184,422	1,156,971

(a)	Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

–	International telecommunications	:	provision of international long distance calls services
–	Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	2006
	International tele- communications services HK$’000	Fixed tele- communications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
– External sales	418,276	741,303	—	1,159,579
– Inter-segment sales	5,670	31,275	(36,945)	—

	423,946	772,578	(36,945)	1,159,579

Segment results	43,405	(54,253)		(10,848)

Finance costs				(88,637)

Loss before taxation				(99,485)
Tax benefit				7,244

Net loss				(92,241)

	2005
	International tele- communications services HK$’000 (restated)	Fixed tele- communications network services HK$’000 (restated)	Elimination HK$’000	Group HK$’000 (restated)
Turnover
– External sales	532,595	604,761	—	1,137,356
– Inter-segment sales	4,108	33,188	(37,296)	—

	536,703	637,949	(37,296)	1,137,356

Segment results	103,075	(268,655		(165,580)

Finance costs				(54,462)

Loss before taxation				(220,042)
Tax benefit				6,725

Net loss				(213,317)

(b)	Secondary reporting format - geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate in two main geographical areas:

–	Hong Kong	:	international telecommunications and fixed telecommunications network services
–	Canada	:	international telecommunications and fixed telecommunications network services

In presenting information on the basis of geographical segments, turnover and segment results are presented based on the geographical location of customers.

There were no sales between the geographical segments.

	Turnover		Segment results
	2006 HK$’000	2005 HK$’000	2006 HK$’000	2005 HK$’000 (restated)
Hong Kong	1,139,155	1,114,118	(6,177)	(162,775)
Canada	20,424	23,238	(4,671)	(2,805)

	1,159,579	1,137,356	(10,848)	(165,580)

(c)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, as a Fixed Telecommunications Network Services (“FTNS”) licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunications Authority (“TA”) and interconnection services have been provided, HKBN has been recognising interconnection services billed to mobile operators as revenue (“mobile interconnection charges”). As at 31 August 2005, substantially all of the mobile operators had not made any payments to HKBN since 2002 when HKBN started to bill for the mobile interconnection services.

The charges recognised as income up to 31 August 2004 were determined using the available rates under the existing calculation model (fully distributed cost model) for interconnection service between fixed and mobile operators, which are based on historical cost data of PCCW-HKT Telephone Limited (“PCCW-HKT”). In May 2004, TA confirmed to HKBN that mobile operators should pay interconnection charges to fixed network operators in accordance with the existing charging principles under the relevant TA statements. In August 2004, TA agreed to make a determination (the “Determination”) under section 36A of the Telecommunications Ordinance to cover the level of mobile and fixed interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined interconnection charges.

According to TA statement on “Revision of Procedures for Making Determinations on the Terms and Conditions of Interconnection Agreements” dated 27 September 2001, the benchmark for determination processing time on “Complex Cases” is approximately six and a half months. This benchmark processing time passed without determination being made as of the date of issuance of the 2005 financial statements. Therefore, the Group performed an assessment as at 31 August 2005 on the timing and the recoverability of these charges and determined that it was not able to provide a reasonable estimate on the timing of the completion of the determination process. Accordingly, the Group concluded that no revenue from the mobile interconnection charges billed to several mobile operators should be recognised for the year ended 31 August 2005.

In addition, management evaluated the collectibility of the receivables of HK$44,617,000 relating to mobile interconnection charges as at 31 August 2005 and determined that a full bad debt provision needed to be made due to the uncertainties about the timing of the collection and the long outstanding aging of the receivable balance.

During the year ended 31 August 2006, the following events have happened:

•	In late November 2005, HKBN entered into a contractual agreement with a mobile operator which agreed to pay mobile interconnection charges at an interim rate based on PCCW-HKT’s published rate of HK$0.0436 per occupancy minute. The final rate to be paid by this mobile operator will be adjusted based on the Determination issued by TA.

•	In December 2005, TA indicated that it would make a determination of the mobile interconnection charges by the end of April 2006.

•	In March 2006, TA issued a preliminary analysis on the Determination with respect to the rates of mobile interconnection charges (“preliminary rates”) payable by the mobile operator under dispute and the timing of the Determination. However, the final level of mobile interconnection charges is still subject to the Determination to be issued by TA.

Based on the above, management re-assessed its previous conclusions regarding revenue recognition for mobile interconnection charges for the year ended 31 August 2006 and the amount it expected to collect for billings outstanding through that date. As a result of the reassessment, the Group recorded revenue related to mobile interconnection charges of HK$46,740,000 for the year ended 31 August 2006 which comprises charges for the year ended 31 August 2005 previously not recognised due to the uncertainties that existed at that time and charges for the current year, both of which were measured based on the preliminary rates from TA.

During the year, the Group also updated its assessment of the bad debt provision previously set up for mobile interconnection charges receivable as at 31 August 2005 and reduced the provision from HK$44,617,000 to HK$20,809,000.

3. Network costs and cost of inventories

Network costs and cost of inventories mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, production costs for the IP-TV service and costs of inventories sold, and do not include depreciation charge which is included in other operating expenses.

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews the actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 13 November 2006, TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2004. In aggregate, an amount of HK$1,365,088 was recorded as a reduction against the network costs of the Group for the year ended 31 August 2006.

On 11 November 2005, TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2003. In aggregate, an amount of HK$6,447,888 was recorded as a reduction against the network costs of the Group for the year ended 31 August 2005.

The actual contribution level for calendar year 2005 and 2006 is not yet confirmed by TA.

4. Loss before taxation

Loss before taxation is arrived at after charging/(crediting):

(a)	Other operating expenses

	2006 HK$’000	2005 HK$’000 (restated)
Advertising and marketing expenses (note (i))	204,952	267,983
Goodwill amortisation charge	—	1,065
Amortisation of deferred expenditure	13,973	12,927
Auditors’ remuneration	2,990	1,914
Depreciation of owned fixed assets	275,538	236,269
Depreciation of fixed assets held under finance lease	926	380
Impairment loss – investment property	1,131	—
Operating lease charges in respect of land and buildings	17,556	13,081
Operating lease charges in respect of equipment	840	914
(Write-back of provision)/provision for doubtful debts (note (ii))	(7,668)	60,563
Loss/ (gain) on disposal of fixed assets	9,621	(134)
Staff costs (note 4(c))	256,721	259,392
Others	118,097	128,795

	894,677	983,149

(i)	Included in the advertising and marketing expenses is expense in respect of equity settled share-based transaction of HK$ 143,000 (2005: HK$560,000).
(ii)	The amount for the year ended 31 August 2006 included write-back of provision for mobile interconnection charges receivables of HK$23,808,000 (2005: provision of HK$44,617,000) (note 2(c)).

(b)	Finance costs

	2006 HK$’000	2005 HK$’000
Interest on long term bank loan and overdrafts	—	2,421
Interest element of finance leases	54	23
Interest on 10-year senior notes	85,235	52,372
Amortisation of incidental issuance costs	1,429	1,693
Amortisation of long term bank deposit	1,919	—

Total borrowing cost incurred	88,637	56,509
Less: Interest capitalised as fixed assets (note)	—	(2,047)

	88,637	54,462

note:	The entire sum of previous year’s interest from the long-term bank loan, which was fully repaid during January 2005, was capitalised as fixed assets.

(c)	Staff costs

	2006 HK$’000	2005 HK$’000 (restated)
Wages and salaries	244,337	245,472
Unutilised annual leave	(312)	924
Equity settled share-based transaction	6,680	6,405
Retirement benefit costs - defined contribution plans	27,956	27,437
Less: Staff costs capitalised as fixed assets	(21,940)	(20,846)

	256,721	259,392

Staff costs include directors’ emoluments and research and development cost of HK$9,605,000 (2005: HK$11,023,000) but exclude staff costs of HK$19,949,000 (2005: HK$21,860,000) recorded in network costs and HK$121,883,000 (2005 (restated): HK$143,631,000) recorded in advertising and marketing expenses.

(d)	Other items

	2006 HK$’000	2005 HK$’000 (restated)
Net exchange gains	(1,044)	(3,300)
Unrealised gains on other financial assets	(668)	(300)
Realised and unrealised loss on derivative financial instruments	125	—
Cost of inventories	21,249	23,105

5. Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the income tax rates prevailing in the overseas countries in which the Group operates.

The amount of tax benefit to the consolidated statement of operations represents:

	2006 HK$’000	2005 HK$’000
Current taxation:
– Hong Kong profits tax	24	147
– Overseas taxation	2,367	919
– Underprovision in prior years	552	333
Deferred taxation relating to the origination and reversal of temporary differences	(10,187)	(8,124)

Taxation benefit	(7,244)	(6,725)

6. Dividends

The board of directors has resolved not to declare any final dividend for the year ended 31 August 2006 (2005: Nil).

7. Loss per share

	2006 HK$’000	2005 HK$’000 (restated)
Loss attributable to shareholders	(92,241)	(213,317)

	2006 No. of shares in thousand	2005 No. of shares in thousand (restated)
Weighted average number of shares in issue	614,134	613,525
Incremental shares from assumed exercise of share options	—	—

Diluted weighted average number of shares	614,134	613,525

Basic and diluted loss per shares	HK15.0 cents	HK34.8 cents

The number of shares used in the calculation of diluted loss per share is equal to the number of shares used to calculate basic loss per share as the incremental effect of share options would be anti-dilutive in a loss-making year.

8. Accounts receivable

The majority of the Group’s accounts receivables are due within 30 days from the date of billings. Subscribers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted.

The aging analysis of the accounts receivable was as follows:

	2006 HK$’000	2005 HK$’000
Current – 30 days	58,700	57,028
31 – 60 days	13,277	14,775
61 – 90 days	9,442	5,824
Over 90 days (note (a))	114,924	75,996

	196,343	153,623
Less: Provision for doubtful debts (note (b))	(55,745)	(73,434)

	140,598	80,189

(a)	The amounts over 90 days for the Group included receivables relating to mobile interconnection charges of HK$82,864,000 for the year ended 31 August 2006 (31 August 2005: HK$44,666,000).
(b)	Provision for doubtful debts as at 31 August 2006 includes provision for mobile interconnection charges receivables of HK$20,809,000 (31 August, 2005: HK$44,617,000) (see note 2(c)).

9. Accounts payable

The aging analysis of the accounts payable was as follows:

	2006	2005
	HK$’000	HK$’000
Current – 30 days	15,395	6,641
31 – 60 days	8,284	19,469
61 – 90 days	6,874	5,041
Over 90 days	55,832	59,611

	86,385	90,762

10. Capital and reserves

	Share capital HK$‘000	Share premium HK$’000	Capital reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Total HK$‘000
At 1 September 2005
– as previously reported	61,412	619,408	—	288,973	840	970,633
– prior period adjustment arising from changes in accounting policies under HKFRS 2 (note 1(a))	—	—	7,052	(7,052)	—	—

– as restated, before opening balance adjustment in respect of financial instruments	61,412	619,408	7,052	281,921	840	970,633
– opening balance adjustment in respect of financial instruments	—	—	—	6,609	—	6,609

– as restated, after opening balance adjustment	61,412	619,408	7,052	288,530	840	977,242
Loss attributable to shareholders	—	—	—	(92,241)	—	(92,241)
Share issued upon exercise of share option	5	8	—	—	—	13
Equity settled share-based transaction (note 1(a))	—	882	5,941	—	—	6,823
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	(183)	(183)

At 31 August 2006	61,417	620,298	12,993	196,289	657	891,654

	Share capital HK$‘000	Share premium HK$’000	Capital reserve HK$’000 (restated)	Warrant reserve HK$‘000	Retained profits HK$’000 (restated)	Exchange reserve HK$’000	Total HK$‘000 (restated)
At 1 September 2004
– as previously reported	61,057	617,986	—	365	495,307	983	1,175,698
– prior period adjustment arising from changes in accounting policies under HKFRS 2 (note 1(a))	—	—	87	—	(87)	—	—

– as restated, after prior period adjustment	61,057	617,986	87	365	495,220	983	1,175,698
Loss attributable to shareholders (restated)	—	—	—	—	(213,317)	—	(213,317)
Realisation of outstanding warrant reserve upon warrant expiration	—	—	—	(18)	18	—	—
Equity settled share-based transaction (note 1(a))	—	—	6,965	—	—	—	6,965
Shares issued upon exercise of warrants	350	1,397	—	(347)	—	—	1,400
Share issued upon exercise of share option	5	25	—	—	—	—	30
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	—	(143)	(143)

At 31 August 2005, as restated	61,412	619,408	7,052	—	281,921	840	970,633

FINANCIAL REVIEW

For the twelve months to 31 August 2006, our turnover increased by 2.0% to HK$1,159.6 million with strong growth in Fixed Telecommunications Network Service (FTNS) turnover by 22.6% to HK $ 741.3 million more than compensating the 21.5% decrease in International Telecommunications Services (IDD) turnover to HK $418.3 million. FTNS now contributes 63.9% of our total turnover.

EBITDA improved from HK$58.6 million, 5.1% EBITDA margin to HK $245.2 million, 21.1% EBITDA margin, respectively for FY05 and FY06. On a half-on-half basis our EBITDA margin improved from 18.8% in 1H FY06 to 23.6% in 2H FY06.

Net interest expenses increased from HK$ 40.9 million in FY05 to HK $68.3 million in FY06 due to the full year period impact of our 10-year senior notes issued in January 2005.

Overall we reported a net loss of HK$92.2 million in FY06, a large reduction versus net loss of HK $213.3 million in FY05.

LIQUIDITY AND CAPITAL RESOURCES

As at 31 August 2006, the Group had total cash position of HK$483.0 million and outstanding borrowings of HK$ 950.4 million. Our long term liability consists mainly of our 8.75% 10-year senior notes which amounted to HK$ 948.0 million. Our total cash position of HK$483.0 million, consisted of HK $382.4 million cash and bank balances, HK $ 87.0 million pledged bank deposits and HK $13.6 million long term bank deposits.

Our capital expenditure for this year was HK$323 million, lower than the HK $419 million incurred for last year. The breakdown of FY06 capital expenditure was HK$234 million in 1H FY06 falling to HK$89 million in 2H FY06. This reduced capital expenditure is in line with our increased focus to maintain a strong gross cash balance.

Going forward, we intend to limit our capital expenditure to lag our EBITDA generation by three to six months. Our network development will require ongoing capital expenditure that will be met by internally generated cash flow and the proceeds from senior notes issued in January 2005.

The debt maturity profiles of the Group as at 31 August 2006 and 31 August 2005 were as follows:

	31 August 2006 HK$’000	31 August 2005 HK$’000
Repayable within one year	1,297	1,194
Repayable in the second year	806	1,218
Repayable in the third to fifth year	270	723
Repayable after the fifth year	948,027	945,348

Total	950,400	948,483

At 31 August 2006, all outstanding borrowings are on fixed interest rate and all outstanding borrowings are denominated in United States dollars or Hong Kong dollars. The net debt to net assets gearing ratio of the Group for this period is 0.52 times which is calculated as below:

	31 August 2006 HK$’000	31 August 2005 HK$’000
Net Debt (note (a))	467,324	210,055
Net Assets	891,654	970,633
Gearing (times)	0.52	0.22

note (a): Net of cash and bank balances, long term bank deposits, term bank deposits and pledged bank deposits.

CHARGE ON GROUP ASSETS

At 31 August 2006, the Group had bank facilities of US$9.0 million which was secured by a pledged deposit of US$9.9 million. In addition, certain bank guarantees provided to suppliers and to utility vendors in lieu of payment of utility deposits were secured by pledged deposits of HK $10.0 million (compared to pledged deposits of US$ 9.9 million, RMB4.7 million and HK$9.0 million as at 31 August 2005).

EXCHANGE RATES

The Group’s foreign currency exposures mainly arise from its borrowings denominated in foreign currency and from purchase of goods and services of its overseas operations. The Group periodically reviews the potential costs and benefits of hedging, and when necessary, the Group mainly uses forward foreign exchange contracts to manage the currency exposure.

CONTINGENT LIABILITIES

As at 31 August 2006, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$6.3 million (31 August 2005: HK $6.2 million) and to utility vendors in lieu of payment of utility deposits of HK$5.3 million (31 August 2005: HK$3.8 million).

BUSINESS REVIEW

Fixed Telecom Network Services (FTNS)

For the twelve months to 31 August 2006, our total FTNS subscription base, including all registered paid and free, on-net and off-net subscriptions, decreased by 2.8% to 616,000 as of 31 August 2006. This reduction in subscriptions is due to our successful strategic shift in focus from subscriber to revenue market share. During the year, we proactively raised our tariff across our service offerings and increased value added services to drive up revenue yields. As a result, our FTNS turnover increased healthily by 22.6% to HK$741.3 million, despite the lower subscription base.

The Group offers Hong Kong’s most comprehensive suite of broadband services with bb10, bb25, bb100 and bb1000. As such, we can deliver the right price/value package to service all customer categories from mass to premium users. During the year, we saw the network effect driving a rapidly growing pool of word-of-mouth referrals.

International Telecom Services (IDD)

The structural decay in IDD continues unabated. Within the industry, IDD is often offered as part of a bundle of services which reduces its standalone profitability. Furthermore, technology competition by global Voice-Over-IP (VOIP) operators such as Skype, offer free or very low cost IDD alternatives. Our IDD tariff volume fell from 947.1 million minutes in FY05 to 788.0 million minutes in FY06. Part of our IDD volume reduction is due to our proactive efforts to churn customers from IDD services to our higher margin FTNS international VOIP service, branded as “2b”. Whereas we consider IDD to be a sunset industry, we believe VOIP is the future.

Costs

During the year, the Group initiated a major operational efficiency plan, empowering department heads to re- engineer their whole work processes. As a result, total operating costs fell by HK$ 127.3 million or 9.6% to HK$ 1,195.3 million. The majority of the cost savings came from reduced “General and Administration” and “Advertising and Promotion” expenses.

Our investment in high “Advertising and Promotion” expenses in FY05 to launch our bb100 (100 Mbps symmetric broadband service) is now paying dividends. Having achieved a critical mass of subscribers, positive word-of-mouth is now a major source of new acquisitions for our services.

During the year, we made significant progress in our drive for Customer Service excellence. The Group’s customer service was widely recognised as an industry leader with the conferring of several service awards. We were awarded as the winner of “Call Center of the Year” and “Customer Service Centre of the Year” under “Customer Relationship Excellence Awards 2005” by Asia Pacific Customer Service Consortium in July 2006 and the Bronze medal for “Contact Centre of the Year (over 100 seats)” by the Hong Kong Call Centre Association in October 2006. Our improved customer service has reduced both retention and acquisition costs.

PROSPECTS

The Hong Kong telecom industry was characterised by heavy over investment between market opening in 1995 and bursting of the technology bubble in 2000, which was subsequently followed by rapid reduction in industry investment ever since. CTI’s commitment to investing in the Hong Kong telecom industry runs contrary to this trend, with our FY06 capex-to-sales ratio of 27.9% being amongst the highest in the industry.

We believe that ultra high bandwidth applications that require more than 10 Mbps access will become the industry norm over time. This trend will place CTI’s Metro Ethernet investment at a strategic advantage over legacy carriers. We remain committed to expanding our Metro Ethernet reach from 1.3 million to 1.8 million homes pass (approximately 80% of total homes stock), although timing is now subject to cash flow generation from existing coverage rather than a specific date.

EMPLOYEE RELATIONS

As of 31 August 2006, the Group had 2,565 permanent full-time employees versus 3,896 as of 31 August 2005, the total staff related cost was HK$420 million for FY06 versus HK$446 million in FY05. We expect that the benefits of a streamlined work force will flow into FY07 and beyond.

The reduction in staff was achieved on a planned basis with re-engineering of processes to ensure service continuation. Multiple service processes were reviewed and consolidated to enhance efficiency and improve quality. Outsourcing also helped to reduce non-essential staff functions.

The Group offers remuneration packages consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on performance of both the Group and the individual employee. In addition to the comprehensive medical and life insurance coverage, the Group provides share options as well as competitive retirement benefits.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of its listed securities during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities during the year.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

For the year ended 31 August 2006, other than that disclosed in the immediately preceding interim report, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the full year financial statements and reports for the year ended 31 August 2006. The Audit Committee comprises Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu who are the independent non-executive directors of the Company.

GENERAL INFORMATION

The unqualified auditors’ report will be included in the annual report to shareholders.

PUBLICATION OF DETAILED ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

Detailed annual results containing the information required by Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By Order of the Board

Lai Ni Quiaque

Chief Financial Officer and Executive Director

Hong Kong, 20 November 2006

“Please also refer to the published version of this announcement in South China Morning Post.”